SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarifications on questions from CVM/B3

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby clarifies the news article published by Forbes Brasil, on January 22, 2021, under the headline “Copel views dividends within the limits of a new policy despite a request from the state government”, requested through Official Letter 16/2021/CVM/SEP/GEA-1, issued on January 25, 2021 by the Securities and Exchange Commission (“CVM”), as transcribed below.

____________________________________________________

Rio de Janeiro, January 25, 2021.

To Mr.

Adriano Rudek de Moura

Investor Relations Officer of

CIA PARANAENSE DE ENERGIA - COPEL

Rua Coronel Dulcídio, 800 - 3º andar

Batel, Curitiba - PN

CEP: 80210-220

E-mail: ri@copel.com

c/c: emissores@b3.com.br

Subject: Request for clarification on news item.

Dear Sir.

1. In response to the news article published electronically by Forbes Brasi in its News section on January 22, 2021, under the headline: “Copel views dividends within the limits of a new policy despite a request from the state government”, in which the following statements were made:

State-owned company Copel will propose dividends within the limits of the Company’s recently approved dividend policy, even after the state government requested that the dividend distribution this year be the “highest possible amount” to shareholders, stated the Company’s CEO to Reuters today (22).

2. In this regard, we request that the Company state whether the news item is true, and if so, that the Company also explain the reasons why it did not consider it a material fact and comment on other relevant information related to this topic.

3. The Company should respond through the Empresa.NET system, category: Notice to the Market, type: Clarifications on questions from CVM/B3, subject: News Published in the Media, which must include the transcript of this letter. Compliance with this request for a pronouncement through a Notice to the Market does not exempt the Company from the responsibility for the untimely disclosure of a Material Fact, pursuant to CVM Instruction 358/02.

4. We emphasize that, pursuant to article 3 of CVM Instruction 358/02, the Investor Relations Officer is responsible for disclosing and communicating to the CVM any material facts related to its business and for ensuring their wide and immediate dissemination. The Investor Relations Officer must also question the

Company’s management and controlling shareholders, as well as other persons with access to material acts or facts in order to ascertain if they are cognizant of information that should be disclosed to the market, pursuant to the sole paragraph of article 4 of the above-mentioned rule.

5. Please note that, as determined by the Superintendence of Corporate Relations, in the exercise of its duties, and pursuant to item II of article 9 of Law 6,385/76 and CVM Instruction 608/19, a punitive fine will be imposed on the Company, in the amount of one thousand reais (R$1,000.00), without prejudice to other administrative sanctions, due to non-compliance with the demand contained in this official letter, which was exclusively sent via email, by January 26, 2021, notwithstanding the sole paragraph of article 6 of CVM Instruction 358/02.

Sincerely,

____________________________________________________

In response to the request, the Company clarifies that, as disclosed through Material Fact 01/21, sent through the Empresas.NET system at 6:33 pm on January 8, 2021, according to protocol 014311IPE080120210104420411-71 (“MF 01/21”), the controlling shareholder had asked Management to assess the possibility of maximizing dividend distributions “from the profit reserves account reported in Copel's annual or half-year financial statements” (not the original wording).

On January 20, as disclosed in Material Fact MF 04/21, sent through the Empresas.NET system at 9:14 pm on January 20, 2021, according to protocol 014311IPE200120210104421612-77 (“MF 04/21”), the Board of Directors approved a new dividend policy applicable to all earnings distribution to be made thereafter, as stated in item 9 of the new policy, which is available in the Empresas.NET system under the category “Dividends Policy”, sent at 8:43 a.m. on January 21, 2021, according to protocol 014311IPE200120210104421705-49 (“New Policy”):

“This version of the Policy was approved at the 210th Meeting of the Company’s Board of Directors, held on January 20, 2021, and its provisions will be valid for all proposals related the payment of earnings to be prepared by management as of the date of its approval” (not the exact wording).

To avoid misunderstandings that, in the Company’s Management's assessment regarding the maximization of dividends from its profit reserves, under the terms requested by the Controlling Shareholder and object of material fact MF 01/21, the parameters of the New Policy will apply to the proposal to be subsequently made by Management, the Company included in material fact MF 04/21 the following explanation:

“In this way, the Company informs that the dividend distribution proposals to be made by Management, including the profit reserves stated in material fact MF 01/21 released on January 8, 2021, will follow the parameters established in the New Policy” (not the exact wording).

Although already mentioned in MF 04/21, the request by the controlling shareholder that dividends be distributed from the profit reserves account was discussed the conference call with shareholders and investors, held on January 21, 2021, and must comply with the parameters of the new policy, as expressly mentioned in MF 04/21.

The Company issued an invitation to the market to participate in this conference call, by means of a call notice through the Empresas.NET system at 9:41 p.m. on January 20, 2021, according to protocol

014311IPE200120210104421613-42. The presentation material for the conference call was sent in advance to investors through the Empresas.NET system at 10:07 p.m. on January 20, 2021.

Therefore, the information contained in the news article released on January 22, 2021 only reiterates that the New Policy will be applicable to all earnings distributions that will be made or proposed by Management and that has already been widely disclosed by the Company, including through MF 04/21.

Curitiba, January 26, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 26, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.